Rallybio Corporation

234 Church Street

Suite 1020

New Haven, CT 06510

May 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell

Re:	Rallybio Corporation

Registration Statement on Form S-3 (File No. 333-279317)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Rallybio Corporation, a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on May 20, 2024, or as soon as possible thereafter. The Company hereby authorizes Zachary Blume of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact Zachary Blume (zachary.blume@ropesgray.com) / telephone: (617) 951-7663 of Ropes & Gray LLP as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

RALLYBIO CORPORATION

By:	/s/ Michael Greco
Name:	Michael Greco
Title:	General Counsel

[Signature Page to Acceleration Request]